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    ATTACHMENT OF DISCLOSURES REQUIRED BY ITEMS
                           77K AND 77Q1 OF FORM N-SAR

 (Attachment also required pursuant to Sections 304(a)(1) and (2) of Regulation
                                      S-K)




1. Effective March 12, 2004, McCurdy & Associates CPA's ("McCurdy") resigned as the independent public accountants for AmeriPrime Advisors Trust (the "Trust"), which is comprised of the Monteagle Fixed Income Fund, Monteagle Opportunity Growth Fund, Monteagle Value Fund, Monteagle Large Cap Growth Fund, Iron Market Opportunity Fund, Institutional Short-Term Government Bond Fund, Bull Moose Growth Fund, and Polynous Growth Fund.

2. The report of McCurdy on the financial statements for each series of the Trust did not contain an adverse opinion or disclaimer of opinion nor were any reports qualified or modified as to uncertainty, audit scope, or accounting principles.

3. The change of accountants to Cohen McCurdy, Ltd. ("Cohen") was approved by the Audit Committee of the Board of Trustees and by the full Board on March 14, 2004. Cohen has been engaged to audit each series of the Trust for each series' current fiscal year.

4. In connection with the audit of the financial statements for each series of the Trust, and the interim period preceding the change, the Trust had no disagreements with McCurdy on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of McCurdy would have caused it to make reference to the subject matter of the disagreement in connection with its report.

5. There are no reportable events under Item 304(a)(1)(v)(A) through (D) of Regulation S-K for any fiscal period preceding the change to Cohen.

6. Prior to the Trust's engagement of Cohen, neither the Trust nor anyone acting on behalf of the Trust consulted Cohen regarding any matter concerning the Trust or any of the series comprising the Trust.

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